                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K

                                   ----------

================================================================================

[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE TRANSITION PERIOD FROM _______________ TO ____________

     COMMISSION FILE NUMBER 1-15157

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                    PACTIV 401(k) SAVINGS AND INVESTMENT PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               PACTIV CORPORATION
                              1900 WEST FIELD COURT
                              LAKE FOREST, IL 60045

================================================================================

                    Pactiv 401(k) Savings and Investment Plan

                 Financial Statements and Supplemental Schedule

                          Year ended December 31, 2005

                                    CONTENTS

Report of Independent Registered Public Accounting Firm.....................   1

Financial Statements

Statements of Assets Available for Benefits.................................   2
Statements of Changes in Assets Available for Benefits......................   3
Notes to Financial Statements...............................................   4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)..............   8

             Report of Independent Registered Public Accounting Firm

To the Pactiv Corporation Benefits Committee:

We have audited the accompanying statements of assets available for benefits of the Pactiv 401(k) Savings and Investment Plan as of December 31, 2005, and 2004, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                             /s/ Ernst & Young LLP

Chicago, Illinois
June 27, 2006

                    Pactiv 401(k) Savings and Investment Plan

                   Statements of Assets Available for Benefits

                                               DECEMBER 31,
                                       ---------------------------
                                           2005           2004
                                       ------------   ------------
ASSETS
Investments, at fair value:
   Common stock                        $ 51,111,510   $ 65,213,153
   Registered investment companies      131,422,780    121,416,269
   Money market funds                    24,628,910     26,610,862
   Participant loans                      2,587,378      2,963,712
                                       ------------   ------------
Total investments                       209,750,578    216,203,996

Receivables:
   Employer contribution                    227,750        249,785
   Net receivable for pending trades         94,017        169,880
                                       ------------   ------------
Total receivables                           321,767        419,665
                                       ------------   ------------
Assets available for benefits          $210,072,345   $216,623,661
                                       ============   ============

See notes to financial statements.

                    Pactiv 401(k) Savings and Investment Plan

             Statements of Changes in Assets Available for Benefits

                                                        Year ended December 31,
                                                      ---------------------------
                                                          2005           2004
                                                      ------------   ------------
ADDITIONS
Dividends and interest income                         $  4,423,441   $  2,523,867
Net (depreciation) appreciation in fair value of
   investments:
      Common stock                                      (8,636,331)     4,289,493
      Registered investment companies                    8,772,991     11,110,328
                                                      ------------   ------------
Total net appreciation in fair value of investments        136,660     15,399,821

Contributions:
   Participant                                          10,531,640     11,088,720
   Employer                                              6,798,507      7,471,642
   Rollover                                                448,323      1,341,934
                                                      ------------   ------------
Total                                                   17,778,470     19,902,296
                                                      ------------   ------------
Total additions                                         22,338,571     37,825,984

DEDUCTIONS
Benefit payments                                        28,849,357     21,816,355
Administrative expenses                                     40,530         46,966
                                                      ------------   ------------
Total deductions                                        28,889,887     21,863,321
                                                      ------------   ------------
Net (decrease) increase                                 (6,551,316)    15,962,663
Assets available for benefits, beginning of year       216,623,661    200,660,998
                                                      ------------   ------------
Assets available for benefits, end of year            $210,072,345   $216,623,661
                                                      ============   ============

See notes to financial statements.

                    Pactiv 401(k) Savings and Investment Plan

                          Notes to Financial Statements

                           December 31, 2005 and 2004

1.   DESCRIPTION OF PLAN

The following description of the Pactiv 401(k) Savings and Investment Plan (the
Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Pactiv Corporation (Company) is the sponsor of the Plan.

ELIGIBILITY AND CONTRIBUTIONS

Employees are eligible to enter the Plan the first day of the month following the completion of one full calendar month of service. Employees are eligible for the Company matching contributions after completing one year of service.

Participants may make regular before-tax contributions by payroll deduction of 1% up to 25% (16% prior to January 1, 2004) of eligible compensation, as defined in the Plan, with such contributions limited to $14,000 for 2005 and $13,000 for 2004. Participants who are 50 or older may make catch-up contributions by payroll deduction of 1% to 50% of eligible compensation, with such catch-up contributions limited to $4,000 in 2005 and $3,000 in 2004.

After completing one year of service, the Company matches all or a portion of participants' regular contributions as follows:

                      Grandfathered Participants - For 2004

                         MAXIMUM MATCH AS A PERCENTAGE
YEARS OF PARTICIPATION      OF ELIGIBLE COMPENSATION
----------------------   -----------------------------
    Less than 2.25                     4%
2.25 to less than 3.75                 5
  3.75 to less than 7                  6
       7 or more                       8

                      Grandfathered Participants - For 2005

                         MAXIMUM MATCH AS A PERCENTAGE
YEARS OF PARTICIPATION      OF ELIGIBLE COMPENSATION
----------------------   -----------------------------
      Less than 3                      4%
   3 to less than 5                    5
   5 to less than 7                    6
       7 or more                       8

For the 2004 Plan year only, certain highly compensated employees who are grandfathered were eligible for matching contributions as follows: at least 7 years of participation no more than 5.33% of compensation, less than 7 years of participation no more than 4% of compensation.

Effective January 1, 2003, certain participants received Company matching contributions of 100% of the first 3% of eligible compensation deferred, and 50% of the next 2% of eligible compensation deferred to the Plan. This applied to employees that are hired, rehired, or transferred into a salaried position on or after January 1, 2003, and employees who were not participants in the Plan on December 31, 2002 (or on January 31, 2003 if hired in November of 2002 or on February 28, 2003 if hired in December 2002). In addition, this applies to certain highly compensated employees who are grandfathered for the 2005 and subsequent plan years.

Company matching contributions can be made in the form of Pactiv Corporation common stock or cash. In 2005 and 2004, $6,798,507 and $7,471,642, respectively, of Company matching contributions were made in shares of Company stock.

Prior to January 29, 2002, Company matching contributions made in the form of Pactiv Corporation common stock could not be sold until participants reached age 55 or terminated employment and requested a total distribution. Effective January 29, 2002, participants are permitted to sell Pactiv Corporation common stock attributable to Company matching contributions and transfer related amounts into other investment options offered by the Plan.

Effective March 1, 2006, company contributions made in cash are invested in the same investment option(s) as the participants' own regular (and catch-up) contributions.

INVESTMENT OPTIONS

Participants have the right upon enrollment to select the funds offered by the Plan in which the balance in their accounts will be invested. In addition, participants have the right to change their investment elections with respect to future contributions or transfer existing account balances between the various investment options at any time.

VESTING

Participants are always 100% vested in their entire account balances.

PAYMENT OF BENEFITS

Upon retirement or other termination of employment, a participant may receive his vested account balance as a lump-sum distribution. Participants with balances of $5,000 or less are paid an automatic lump sum distribution as soon as administratively feasible after termination of employment or retirement. Effective March 28, 2005, if the vested account balance is greater than $1,000 but $5,000 or less, the automatic lump sum distribution is rolled over to an IRA selected by the Company unless the participant elects otherwise.

A participant who has attained age 55 may elect to make an in-service withdrawal, but if such a participant has not attained age 59 1/2, the amount of such withdrawal may not exceed the participant's account balance reduced by the portion of the account balance attributable to participant before-tax contributions. A participant who has attained age 59 1/2 may elect to make an in-service withdrawal of all or a portion of his account balance. A participant may elect at any time to make an in-service withdrawal of the balance in his rollover contributions account. A participant who has not attained age 55 may request an in-service withdrawal of his after-tax contributions made prior to April 1, 1984, and any Company matching contributions credited to his account prior to January 1, 1993.

On October 12, 2005 Pactiv Corporation sold its Protective and Flexible business which included Pactiv subsidiaries whose employees were plan participants. Most of these participants received distribution of their vested account balance or rolled over their balance into the plan of their new employer. These distributions are shown as "benefit payments" in the 2005 Statement of Changes in Assets Available for Benefits.

PARTICIPANT LOANS

Active participants who have not had a loan during the previous 90 days may obtain a loan from their account with a term of 12 to 54 months. Participants may have only one loan outstanding at any time and may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding loan balance during the previous 12 months, or 50% of their vested account balances. The interest rate charged is the Federal Reserve's prime rate (posted in the Federal Reserve's release) as in effect as of the end of the month prior to the month in which the loan is requested. Principal and interest are paid through payroll deductions or manual loan payments if a participant is on an unpaid leave of absence.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

ADMINISTRATION

The Plan is currently administered by the Pactiv Corporation Benefits Committee.

2.   SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

Financial statements of the Plan are prepared using the accrual basis of accounting.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's regular and catch-up contributions, if applicable, and the Company's matching contributions, and an allocation of Plan earnings (losses). Allocations of earnings (losses) are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the balance in his account.

EXPENSES

Substantially all Plan administrative expenses are paid by the Plan, including recordkeeping and trustee fees.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to use estimates and assumptions. Actual results could differ from such estimates.

INVESTMENT VALUATION

Shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares on the last business day of the Plan year. The fair value of common stock is determined using quoted market prices. Participant loans are stated at their outstanding balance, which approximates fair value.

3.   RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

4.   INVESTMENTS

Investments that represented 5% or more of fair value of the Plan's net assets were as follows:

                                                 2005          2004
                                             -----------   -----------
Pactiv Corporation Common Stock              $49,570,125   $63,559,005
Fidelity Growth Company Fund                  46,691,479    44,938,330
Fidelity Retirement Money Market Portfolio    24,574,042    26,610,862
Spartan U.S. Equity Index Fund                17,744,336    19,367,943
Fidelity Low Priced Stock Funds               15,349,870    15,374,028
Fidelity Diversified International            13,366,092    10,336,539

5.   INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated November 19, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

6.   PARTY-IN-INTEREST

The Plan invests in Pactiv Corporation common stock. Pactiv Corporation is the Plan's sponsor and, therefore, such investments are party-in-interest transactions. Fidelity Management Trust Company is the trustee of the Plan and, therefore, Plan investments in various Fidelity-sponsored funds are considered party-in-interest transactions.

                    Pactiv 401(k) Savings and Investment Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2005

                                                                             NO. OF
                                                                            SHARES OR        CURRENT
   IDENTITY OF ISSUER               DESCRIPTION OF ASSET                      UNITS           VALUE
   ------------------               --------------------                 --------------   ------------
PIMCO                      PIMCO Total Return Fund                            969,471     $ 10,179,446
Morgan Staley              Morgan Stanley Institutional Fund -
                              Small Company Growth Portfolio                  397,210        4,889,653
Davis New York             Davis New York Venture Fund                        227,751        7,675,208
Allianz Global Investors   Allianz NFJ Small-Cap Value Fund                   102,271        2,957,676
Pactiv Corporation         Pactiv Corporation Common Stock*                 2,253,188       49,572,238
Tenneco Automotive         Tenneco Automotive Common Stock                    131,358        1,594,141
Fidelity Management        Fidelity Growth Company Fund*                      773,797       46,691,479
   Trust Company           Fidelity Asset Manager Fund*                       444,227        7,129,845
                           Fidelity Low-Priced Stock Fund*                    375,854       15,349,870
                           Fidelity Diversified International*                410,758       13,366,092
                           Fidelity Freedom Income*                             5,657           64,339
                           Fidelity Freedom 2000*                               1,599           19,529
                           Fidelity Freedom 2010*                              48,216          677,435
                           Fidelity Freedom 2020*                              55,353          814,247
                           Fidelity Freedom 2030*                              13,395          201,191
                           Fidelity Freedom 2040*                              21,953          193,848
                           Fidelity Freedom 2005*                               9,360          104,088
                           Fidelity Freedom 2015*                              40,158          463,829
                           Fidelity Freedom 2025*                              33,456          400,139
                           Fidelity Freedom 2035*                              30,395          371,733
                           Spartan Extended Market Index Fund*                 61,278        2,128,796
                           Fidelity Retirement Money Market Portfolio*     24,574,042       24,574,042
                           Spartan U.S. Equity Index Fund*                    401,819       17,744,336
                           Participant loans*                            Interest rates
                                                                          ranging from
                                                                            4% to 10%        2,587,378
                                                                                          ------------
                                                                                          $209,750,578
                                                                                          ============

*    Indicates party-in-interest to the Plan.

                                   SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pactiv Corporation Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

                                        PACTIV 401(k) SAVINGS AND INVESTMENT
                                        PLAN


Date: June 29, 2006                     /s/ HENRY M. WELLS,  III
                                        ----------------------------------------
                                        Henry M. Wells, III
                                        Vice President and Chief Human Resources
                                        Officer and Member of Pactiv Corporation
                                        Benefits Committee